ew - form144mason20171130.txt
1:
2: 144
3: <SEQUENCE>1
4: <FILENAME>form144mason20171130.txt
5: FORM 144 - MASON
6:
7: Form 144
8:
9: 1 (a) Name of issuer:
10: OCLARO, INC.
11:
12: 1 (b) IRS Ident. No.
13: 20-1303994
14:
15: 1 (c) SEC File No.
16: 000-30684
17:
18: 1(d) Address of issuer
19: 225 CHARCOT AVENUE SAN JOSE, CA 95131
20:
21: 1 (e)Telephone No.
22:
23:
24: 2(a) Name of person for whose account the securities are to be sold
25: THOMAS  MASON
26:
27: 2(b) Relationship to Issuer
28: INSIDER
29:
30: 2(c) Address Street
31: 225 CHARCOT AVENUE SAN JOSE, CA 95131
32:
33: 3(a) Title of Class of securities to be sold
34: COMMON
35:
36: 3(b) Name and address of each broker through 37: whom the sec are to be each market maker who is acquiring the securities 38: E*TRADE SECURITIES LLC.
39: 4005 Windward Plaze Dr.
40: Alpharetta, GA 30005
41:
42:
43:
44:
45:
46: 3(c) Number of share or other units to be sold
47: 39,255
48:
49:
50: 3(d)Aggregate Market Value
51: $283,421.10
52:
53: 3(e) Number of shares or other units outstanding
54: 168.7M
55:
56: 3(f) Approximate Date of Sale
57: 11/30/2017
58:
59: 3(g) Name of each securities exchange
60: NASDAQ
61:
62: Table I  Securities to be Sold
63:
64: Title of the Class:
65: COMMON
67: COMMON
68: COMMON
69: COMMON
70: Date you acquired:
71: 08/10/2017
72: 11/10/2017
73: 11/10/2017
74: 08/10/2017
75: Nature of Acquisition Transaction
76: RESTRICTED STOCK UNITS
77: RESTRICTED STOCK UNITS
78: PERFORMANCE SHARES
79: PERFORMANCE SHARES
80: Name of Person from Whom Acquired:
81: OCLARO, INC.
82: OCLARO, INC.
83: OCLARO, INC.
84: OCLARO, INC.
85: Amount of Securities Acquired:
86: 000
87: 000
88: 000
89: 000
90: Date of Payment:
91: 08/10/2017
92: 11/10/2017
93: 11/10/2017
94: 08/10/2017
95: Nature of Payment:
96: CASH
97: CASH
98: CASH
99:
100: Table II  Securities sold during past 3 months:
101: THOMAS  MASON
102: 225 CHARCOT AVENUE SAN JOSE, CA 95131
103:
104: 01/00/1900
105: 000
106: $0.00
107: